UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Pathway Energy Infrastructure Fund, Inc.

(Exact Name of Registrant as Specified in the Charter)

10 East 40th Street, 44th Floor
New York, NY 10016
(Address of Principal Executive Offices)

(212) 448-0702
(Registrant’s Telephone Number, Including Area Code)

M. Grier Eliasek
Pathway Energy Infrastructure Fund, Inc.
10 East 40th Street, 44th Floor
New York, NY 10016
(Name and address of agent for service)

COPIES OF COMMUNICATIONS TO:

Steven B. Boehm, Esq.

John J. Mahon, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

Tel: (202) 383-0100

Fax: (202) 637-3593

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 26th day of February, 2013.

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.

		By:	/s/ M. Grier Eliasek
M. Grier Eliasek
Chief Executive Officer and President

Attest:	/s/ Frank V. Saracino
Frank V. Saracino
Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary